FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release regarding the preview of the 3Q10 Income Statement.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

Nine-Month 2010 Earnings

Press release

Madrid, November 11th 2010

Number of pages: x

Operating income grew 58.4% to 4.06 billion euros

REPSOL NET PROFIT RISES 32.5%

•	Repsol has maintained through September the momentum of the first six months of the year, with enhanced growth in the company’s key business areas.

•	Net income was 1.786 billion euros in the first nine months of 2010.

•	Exploration and Production (Upstream) profit increased 69%, Refining and Marketing (Downstream) rose 34%, YPF earnings increased 82% and Gas Natural Fenosa profit rose 34%.

•	The group’s operating income was 58.4% higher than the first nine months of 2009 at 4.06 billion euros.

•	A significant improvement in the company’s integrated refining margin, to $5.6 per barrel, makes it one of the industry’s most competitive.

•	Upstream Hydrocarbons production rose 5.2%, confirming the ascendant tendency begun in 2010.

•

Repsol in October signed an alliance with China’s Sinopec to create one of Latin America’s largest private energy groups. Valued at $17.8 billion, the deal reflects the value of Repsol’s exploratory activities in Brazil during the last few years.

•	At the end of the quarter, Repsol’s liquidity stood at 7 billion euros.

•	“Over the last nine months, we have taken decisive steps to achieve the targets set out in the Horizon 2014 strategic plan,” said Repsol Chairman Antonio Brufau.

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Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

Repsol posted net income of 1.786 billion euros in the first nine months of 2010, 32.5% higher than the same period of last year. Operating income was 4.06 billion euros, 58.4% higher than that recorded between January and September of 2009.

Repsol has maintained through September the momentum of the first six months of the year, with enhanced growth in the company’s key business areas.

Excluding non-recurring items and inventory valuations (CCS), operating income posted an 82% increase to 3.659 billion euros due the improved refining margin, and better results in the chemicals business and the YPF unit. Additionally, the stronger dollar and the increase of international oil (Brent 34.6%) and gas (17.9% Henry Hub) prices played a significant role.

During this period, Repsol also improved its crude oil realization prices by 33.9% (in line with the recovery of Brent oil) and its gas prices by 22.7% (above the benchmark Henry Hub pricing).

In this environment, the Upstream unit’s (Exploration and Production) operating income reached 1.042 billion euros, 68.6% more than in the first nine months of 2009, helped by the increase in international oil and gas prices, and by increased output and an improved production mix.

Better refining margins, the smooth operation of the marketing business and the recovery of the chemicals business contributed to improving earnings in the Downstream unit (Refining and Marketing). Nine-month operating income was 1.133 billion euros, representing a 34.1% increase compared to the same period in 2009.

YPF operating income rose to 1.205 billion euros, an 81.7% increase compared to the first nine months of last year, mainly due to prices tending toward international parity.

Between January and September, Gas Natural Fenosa posted operating income of 749 million euros, 33.8% more than the year-earlier period.

On 30 September 2010, the company’s financial liquidity was 6.912 billion euros, with an EBITDA/net debt ratio, excluding Gas Natural Fenosa, of 1.4. The Group’s net financial debt at the end of September, excluding Gas Natural Fenosa, stood at 5.504 billion euros.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

REPSOL BRAZIL: A MILESTONE IN ACCOMPLISHING ITS HORIZON 2014 STRATEGY

Good business management and financial discipline throughout the year, together with an improved economic climate and business indicators, have allowed the company to make significant headway in the strategic objectives set out in the Horizon 2014 strategic plan.

Especially significant was the agreement between Repsol and China’s Sinopec in October to create one of Latin America’s largest private energy groups, valued at $17.773 billion. Repsol will retain 60% of the resulting company and Sinopec will have a 40% stake.

As stipulated in the terms of the agreement, Repsol Brazil will carry out a capital increase that Sinopec will subscribe in its entirety. The deal is still pending authorisation by the competent authorities.

The provision of funds for this operation covers all the financial needs for investments planned for the overall development of all current projects in Repsol Brazil’s portfolio of assets including some of the world-class discoveries in recent years, such as Guara and Carioca.

This deal reflects the value of Repsol’s unprecedented success in its exploratory activity in Brazil and recognition of its strategy and investment in both human and technical resources and materials, particularly in the offshore Brazil pre-salt field in the last few years.

Additionally, the start-up of the Peru LNG project, the progress in the capacity increase and modernization of the Cartagena refinery, the expansion, improvement and diversification of the portfolio of exploration assets and the gradual divestment in non-strategic assets significantly advance the achievement of the goals set out in the Horizon 2014 strategic plan.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

UPSTREAM: GROWTH AND PRODUCTION EARNINGS

At the end of September 2010 the Upstream unit’s (Exploration and Production) operating income was 1.042 billion euros, representing a 68.6% increase in comparison to the same period of 2009. This was a result of the sustained rise in oil and gas prices during this period and higher production, particularly liquids, partially offset high exploration costs.

Oil and gas realization prices grew in line with the variation in international reference pricing, and had a positive impact of 484 million euros in business profit.

In the first nine months of 2010, hydrocarbon production was 345,380 boepd, 5.2% more than the same period last year, consolidating the trend initiated in the first quarter of this year. This increase was mainly due to the production in the Shenzi, USA, the incorporation of Barua Motatan in Venezuela and an increased market share in Libya - which also contributed to improve product mix by increasing liquids output - as well as the start up of the Peru LNG project.

The increase in oil production levels, particularly liquids, had a positive impact on earnings of 295 million euros.

Investments in the upstream unit during the period totalled 726 million euros, spent mainly (46%) on field development in Trinidad and Tobago, Bolivia, Peru, Libya, Ecuador and the United States. Investment in exploration was destined mainly to Brazil and Venezuela.

Operating income in the area of LNG (liquefied natural gas) stood at 59 million euros in this period, 51.3% more than the first nine months in 2009, mainly due to increased margins as well as higher product sales following the start-up of Peru LNG.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

DOWNSTREAM: BETTER REFINING MARGINS AND CHEMICALS RECOVERY

Downstream (Refining, Marketing, LPG and Chemicals and others) operating income in the first half of 2010 was 1.133 billion euros, representing a 34.1% increase compared to the same period of 2009.

This increase is mainly the result of effective business management that allowed a notable increase in the integrated refining margins to 5.6 U$/Bbl, one of the highest in the industry. Additionally, marketing continues to show solid margins in line with last year.

Similarly, the chemicals unit experienced a continued recovery in volumes and margins, consolidating the positive trend during last quarter. Sales of petrochemical products rose 12.3% against the same period of 2009. This increase in sales coupled with cost management has contributed to business improvement.

During the first nine months of the year, Downstream investments totalled 1.147 billion euros, spent mainly on the expansion of the Cartagena refinery and on the fuel oil reduction unit at the Bilbao complex.

YPF OPERATING INCOME GROWS 82%

YPF’s operating income continued its positive trend of the first semester, totalling 1.205 billion euros through September, 81.7% higher than the same period of 2009.

The increased income was mainly due to a rise in domestic fuel prices in the local currency and in dollars, which had a positive impact of 619 million euros. Increased income from exports and products sold in the domestic market but referenced to international prices also contributed to the improvement.

YPF’s total production was 550,862 boepd, representing a 6.3% fall compared to the same period of the previous year. Liquids output, however, increased 1.7% as a result of increased investment resulting from the state crude production incentives program.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

YPF’s investments totalled 994 million euros, 60.8% more than the January-September 2009 period, spent mainly on exploration and production development projects.

GAS NATURAL FENOSA PROFIT INCREASES 34%

In the first nine months of 2010, Gas Natural Fenosa posted an increase of 33.8% in operating income to 749 million euros, from 560 million euros during the same period of 2009, mainly due to the integration of Union Fenosa into Gas Natural SDG.

Gas Natural Fenosa investments this period were 421 million euros, spent mainly on gas and power distribution activities in Spain and Latin America, and power generation in Spain and Mexico.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

REPSOL YPF RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change
	2009	2010	%
Net income	1,348	1,786	32.5
Operating income	2,563	4,060	58.4

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change
	2009	2010	%
EBITDA	4,921	7,067	43.6
Operating income	2,563	4,060	58.4
Financial expenses	(205)	(659)
Income before income tax and income of associates	2,358	3,401	44.0
Income tax	(944)	(1,480)
Share in income from companies carried by the equity method	68	56	(17.6)
Income for the period	1,482	1,977	33.4
Income attributable to minority interests	134	191	42.5

NET INCOME	1,348	1,786	32.5

EXPLANATORY NOTE: In the fourth quarter of 2009, the stake in the Alberto Pasqualini Refap, S.A. (REFAP) refinery) was again proportionally integrated into the Group’s earnings. In order to make comparison easier between 2010 and 2009, and in accordance with accounting regulation, the data corresponding to the first nine months of 2009 have been modified accordingly, integrating the proportional earnings from that company for the whole year

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

BREAKDOWN OF REPSOL YPF

OPERATING INCOME, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change
	2009	2010	%
Upstream	618	1,042	68.6
LNG	39	59	51.3
Downstream	845	1,133	34.1
YPF	663	1,205	81.7
Gas Natural Fenosa	560	749	33.8
Corporate & others	(162)	(128)	(21)

TOTAL	2,563	4,060	58.4

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – September		Change
	2009	2010	%
Oil and gas production (Thousand boepd)	328	345	5.2
Crude processed (Million toe)	27.1	25.8	(4.9)
Sales of oil products (Thousand tons)	29,750	28,740	(3.4)
Sales of petrochemical products (Thousand tons)	1,706	1,917	12.3
LPG sales (Thousand tons)	2,236	2,255	0.9

EXPLANATORY NOTE: In the fourth quarter of 2009, the stake in the Alberto Pasqualini Refap, S.A. (REFAP) refinery) was again proportionally integrated into the Group’s earnings. In order to make comparison easier between 2010 and 2009, and in accordance with accounting regulation, the data corresponding to the first nine months of 2009 have been modified accordingly, integrating the proportional earnings from that company for the whole year

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

YPF OPERATING HIGHLIGHTS

	Jan – Sept		Change
	2009	2010	%
Oil and gas production (Thousand boepd)	588	551	(6.3)
Crude processed (Million toe)	11.9	11.6	(2.1)
Sales of oil products (Thousand tons)	10,448	10,504	0.5
Sales of petrochemical products (Thousand tons)	1,073	1,071	(0.1)
LPG sales (Thousand tons)	312	250	(19.8)

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	SEPTEMBER 2010
NON-CURRENT ASSETS
Goodwill	4,733	4,911
Other intangible assets	2,085	2,553
Property, plant & equipment	31,900	33,311
Real-Estate Investments	35	33
Equity-accounted financial investments	531	573
Non-current financial assets	1,732	1,715
Deferred tax assets	2,021	2,166
Other non-current financial assets	273	370
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	268
Inventories	4,233	5,368
Trade and other receivables	6,773	7,859
Other current financial assets	713	816
Cash and cash equivalents	2,308	2,506

TOTAL ASSETS	58,083	62,449

TOTAL EQUITY
Attributed to equity-holders of the parent	19,951	21,518
Attributable to minority interests	1,440	1,566
NON-CURRENT LIABILITIES
Subsidies	124	96
Non-current provisions	3,097	3,408
Non-current financial debt	15,411	15,483
Deferred tax liabilities	3,395	3,565
Other non-current liabilities	2,672	3,296
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	185	95
Current provisions	282	209
Current financial debt	3,499	4,012
Trade and other payables	8,027	9,201

TOTAL LIABILITIES	58,083	62,449

(*)	These lines correspond to liabiilities associated with non-current assets held for sale.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

HIGHLIGHTS 2010

•	Repsol signs an alliance with Sinopec in Brasil

In October Repsol signed and alliance with China’s Sinopec to create of Latin America’s largest private energy groups, valued at $17.8 billion. Repsol will own 60% of the company and Sinopec the remaining 40%.

The deal reflects the value of Repsol’s exploratory activities in Brazil during the last few years and is recognition of the strategy to invest in technical, human and material means for exploration, particularly in Brazil’s pre-salt offshore.

•	Repsol and the KUO Group to produce next generation fuels

On October 28 Repsol and the Mexican KUO group signed an agreement to create a joint company called KUOSOL, dedicated to the development of biofuels from the cultivation of the jatropha curcas, an oilseed with a high content of non-edible oil. Repsol and the KUO Group will have a 50% stake in Kuosol each; its headquarters will be in Mexico and the total investment is estimated at $80 million. Its activities range from farming to industrial installations and its main objective is the use of integrated biomass plantations of jatropha curcas oil to generate biofuels and bioenergy, in a sustainable manner.

•	Repsol acquires 47% stake in Orisol

On September 16 Repsol signed an agreement to purchase a 47% stake in Orisol, an international developer of renewable energy projects, of recognized standing in the sector. This transaction was carried out by the Repsol New Energy business unit and acquired through an 8 million-euro increase in capital.

•	Repsol acquires 20% stake in AlgaEnergy

On August 4, Repsol acquired a 20% stake in AlgaEnergy, a leading R & D company in microalgae research. This agreement complements and strengthens Repsol’s research program for the production of next generation biofuels from algae, and its purchase of a stake in AlgaEnergy accelerates and diversifies Repsol’s R & D strategy.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

With this participation, Repsol will take part in a technology-based project of high quality to select, improve, cultivate and market various products derived from microalgae, including CO2 capture and fixing, and the production of biofuels from raw materials. Simultaneously, Repsol continues to develop alternative research projects in this field.

•	New gas discovery in Bolivia

Repsol made a new gas discovery in the RGD 22 well in Bolivia, successfully completing a project to deepen existing wells to increase hydrocarbon production in that country. The RGD 22 well is located in the Rio Grande contract area, 34 miles southeast of Santa Cruz de la Sierra. This find has gas resources of 1Tcf (trillion cubic feet) equivalent to 10 months gas consumption in Spain.

•	Start up of first gas liquefaction plant in Latin America

In June, Repsol inaugurated its first gas liquefaction plant in Latin America, in Pampas Melchorita, 170 kilometres to the south of Lima (Peru). The plant that is part of the Peru LNG project represents an investment of 3.8 billion euros, the biggest investment ever made in one project in the history of Peru.

•	Divestment of non-strategic assets

On March 25, Repsol, Petronor and BBK signed and agreement through which BBK acquired a 5% stake in CLH which Repsol held through Petronor. The holding was sold for 145 millon euros. With this transaction, Repsol has reduced its holding in CLH to 10% and aims to cut its stake in the transport company by an additional 5%.

On April 8 Repsol and Enagas signed an agreement for the sale of Repsol’s 82% stake in the Gaviota underground natural gas storage facility for 86.9 million euros.

Last July, Repsol sold its 25% stake in Bahia Bizkaia Gas, SL (BBG) to other members of the consortium: Enagas, EVE and RREFF. The company received 35.25 million euros. Through this agreement, Enagas acquired 15% stake, while the FSC and the German infrastructure fund RREFF 5% each. Once the transaction becomes effective and after obtaining the relevant administrative authorizations, the shareholders will be BBG Enagas (40%), EVE (30%) and RREFF (30%).

These transactions are part of Repsol’s strategy of gradual disinvestment in non-strategic assets.

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

•	Repsol presents its Horizon 2014 strategy

On April 28, Repsol’s Board of Directors approved the new projects and investment strategies grouped into the Horizon 2014 project. In the last two years Repsol’s unprecedented exploratory success, and the changes wrought by the international financial crisis, have set a new framework for the company’s strategy, which maintains its main growth vectors based on rigorous financial discipline and shareholder value creation.

Other highlights:

•	Repsol signs exploration agreement for new block in Algeria

•	Repsol creates New Energy Business Unit

•	Repsol, operator in Norway

•	Important find in the Perla field Venezuela

•	Development of projects in Venezuela

•	Presentation of most innovative sustainable projects

•	Repsol reaffirms its commitment to integrating people with disabilities into the workplace

•	Repsol awarded for financial reporting on Internet

•	Repsol wins emissions reporting transparency award

•	Repsol “Gold Class” company

•	Repsol is among the best companies in the Dow Jones Indexes

•	Antonio Brufau opens the Ubari Hospital in Libya

•	Repsol chosen Company of the Year in Canada

•	Repsol’s climate change strategy considered one of the world’s best

Corporate Division of Communication Telf. 91 753 87 87 www.repsol.com prensa@repsol.com

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission. This document is available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 11th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer